Arcadia Biosciences, Inc.

202 Cousteau Place, Suite 105

Davis, CA 95618

February 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Jordan Metoyer

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-3 (No. 333-252659)

Request for Acceleration

Dear Jordan Metoyer:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arcadia Biosciences, Inc. hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-252659) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Thursday, February 11, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Mike De Angelis of Weintraub Tobin, at (916) 558-6164.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Pam Haley

Pam Haley

Chief Financial Officer